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                                                                FILE NO. 70-8891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               AMENDMENT NO. 7 TO FORM U-1 APPLICATION/DECLARATION


                                      UNDER


                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

IES Industries Inc.                  Interstate Power Company          WPL Holdings, Inc.
200 First Street S.E.                    1000 Main Street              222 West Washington Avenue
Cedar Rapids, Iowa 52401               Dubuque, Iowa 52004             Madison, Wisconsin 53703


             (Name of companies filing this statement and address of
                          principal executive office)


                                      None


 (Name of top registered holding company, parent of each applicant or declarant)

Lee Liu                               Michael R. Chase               Erroll B. Davis, Jr.
Chairman of the Board &               President and Chief            President and
  Chief Executive Officer               Executive Officer              Chief Executive Officer
IES Industries Inc.                   Interstate Power Company       WPL Holdings, Inc.
200 First Street S.E.                 1000 Main Street               222 West Washington Avenue
Cedar Rapids, Iowa  52401             Dubuque, Iowa  52004-0769      Madison, Wisconsin  53703-0192


                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Barbara J. Swan, Esq.                 Stephen W. Southwick, Esq.          Kent Ragsdale, Esq.
Vice President and General            Vice President, General Counsel     Staff Counsel
Counsel                                 & Secretary                       Interstate Power Company
Wisconsin Power and Light Company     IES Industries Inc.                 1000 Main Street
222 West Washington Avenue            200 First Street S.E.               P.O. Box 769
Madison, Wisconsin 53703-0192         Cedar Rapids, Iowa 52401            Dubuque, Iowa 52004-0769

                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                1 Chase Manhattan Plaza New York, New York 10005
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         The Applicants hereby amend and supplement their
Application/Declaration on Form U-1 in File No. 70-8891 (the "Application") as follows:


1. INTRA-SYSTEM FINANCING. Item 3, Section B final paragraph. The final paragraph is amended and supplemented to read as follows:

                  Applicants hereby request that the Commission approve the continuance of all outstanding and committed intercompany loans, guarantees and support agreements for a period of not less than six months.

2. PROCEDURE AND TIMING. Item 5 of the Application is amended and restated to read as follows:

ITEM 5. PROCEDURE

                  The Commission is respectfully requested to enter an order not later than March 24, 1998 granting and permitting this Application/Declaration to become effective.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.
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                                   SIGNATURES


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 1998

                                     WPL HOLDINGS, INC.

                                     By:  /s/ Erroll B. Davis, Jr.
                                          -------------------------------------
                                              Erroll B. Davis, Jr.
                                              President and Chief Executive
                                              Officer


                                     IES INDUSTRIES INC.

                                     By:  /s/ Lee Liu
                                          -------------------------------------
                                              Lee Liu
                                              Chairman of the Board &
                                                Chief Executive Officer


                                     INTERSTATE POWER COMPANY

                                     By:  /s/ Michael R. Chase
                                          -------------------------------------
                                              Michael R. Chase
                                              President and
                                               Chief Executive Officer